EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Benefits Committee of
First Niagara Financial Group, Inc.:

We consent to the incorporation by reference in the Registration Statement (File No. 333-175464) on Form S-8 of First Niagara Financial Group, Inc. of our report dated June 27, 2013, with respect to the statements of net assets in liquidation available for benefits of Harleysville National Corporation 401(k) Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets in liquidation available for benefits for the years ended December 31, 2012 and 2011, and the related supplemental schedule of assets (held at year end) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of Harleysville National Corporation 401(k) Plan.

/s/ Bonadio & Co., LLP
Bonadio & Co., LLP

June 27, 2013
Williamsville, NY